April 8, 2013

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Larry Spirgel, Assistant Director
Jonathan Groff, Staff Attorney

Re:	Outdoor Channel Holdings, Inc.
Preliminary Proxy Statement filed on Schedule 14A
Filed on March 21, 2013
File No. 000-17287

Ladies and Gentlemen:

On behalf of our client, Outdoor Channel Holdings, Inc. (“Outdoor Channel” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 2, 2013 (the “Comment Letter”), relating to the above referenced Preliminary Proxy Statement filed on Schedule 14A (the “Proxy Statement”). We are concurrently filing via EDGAR this letter and a revised draft of the Proxy Statement. For the Staff’s reference, we are providing the Staff with both a clean copy of the Proxy Statement and a copy marked to show all changes from the version submitted on March 21, 2013.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of the revised draft of the Proxy Statement, as applicable.

The Merger, page 25

Background of the Merger, page 25

1.	We note that Lazard rendered an oral opinion on November 15, 2012 regarding the fairness of the consideration that was to be received in the InterMedia merger. We further note that on February 28, 2013, March 6, 2013 and March 7, 2013 Lazard discussed with the Outdoor Channel Board certain implied financial metrics based on the stock and cash consideration payable under the InterMedia merger proposals as compared to KSE’s all-cash proposal. Please provide an analysis of whether these matters constitute reports, opinions or appraisals materially relating to the KSE transaction as contemplated under Item 14(b)(6) of Schedule 14A. If so, please provide a reasonably detailed description of each of the matters referenced above that meets the requirements of Item 1015(b) of Regulation M-A.

We respectfully advise the Staff that, regarding the portion of the Staff’s comment relating to Lazard’s November 15, 2012 opinion to the Outdoor Channel Board, such opinion addressed only the fairness, from a financial point of view, of the consideration payable in the InterMedia merger, a transaction that has been terminated and in respect of which no investment decision will be made

Securities and Exchange Commission

April 8, 2013

by Outdoor Channel stockholders. Accordingly, no further disclosures have been made in that regard or otherwise concerning financial matters that the Company believes are not materially related specifically to the KSE transaction. With respect to the February 28, 2013 Outdoor Channel Board meeting, the Company advises the Staff that, regarding the Outdoor Channel Board’s discussions of the stock and cash consideration payable in the InterMedia merger as previously considered by the Outdoor Channel Board and KSE’s all-cash proposal, the Company believes that the disclosure currently reflects the material focus of such discussions (e.g., uncertainties as to the value of the stock component of InterMedia’s proposed consideration, the lesser nominal value of the cash election consideration payable in the InterMedia transaction of $8.00 per share relative to KSE’s $8.75 per share cash consideration and related matters). The Company further believes that the disclosure relating to the Outdoor Channel Board’s March 6, 2013 and March 7, 2013 meetings also currently reflects the matters focused upon by the Outdoor Channel Board at such meetings to the extent materially related to the KSE transaction. In light of the Staff’s comments, however, clarifying revisions have been made to the disclosure relating to the February 28, 2013, March 6, 2013 and March 7, 2013 Outdoor Channel Board meetings as well as additional revisions to elaborate on certain matters discussed by the Outdoor Channel Board at such meetings, including with respect to the InterMedia transaction.

Opinion of Outdoor Channel’s Financial Advisor, page 44

2.	Please disclose the estimates used by Lazard in rendering its opinion as to the net proceeds to be received by Outdoor Channel from the sale of the Aerial Cameras business unit.

We respectfully advise the Staff that the estimates used by Lazard in rendering its opinion as to the net proceeds to be received from the sale of the Aerial Cameras business unit are not material to an investor’s decision in respect of the KSE merger. The references to the Aerial Cameras business unit are included in the proxy statement to provide investors with a full and fair description of the procedures used by Lazard in performing its financial analyses of the Company as a whole. The Company believes that supplementing the disclosure with the value of the Aerial Cameras business unit would place undue significance on its importance, which represents less than 2% of the equity value of Outdoor Channel based on the aggregate consideration offered in the KSE merger. Further, the estimates were derived from discussions of the price that potential bidders may be willing to pay for the Aerial Cameras business unit, which discussions are currently ongoing and are subject to change. Moreover, the disclosure of such estimates is restricted under the terms of the Company’s confidentiality agreements with such bidders.

* * * *

Securities and Exchange Commission

April 8, 2013

Additionally, per your request, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact the undersigned with any questions or comments regarding this letter or the revised draft of the Proxy Statement at (415) 947-2040 or rishii@wsgr.com. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Robert T. Ishii
Robert T. Ishii, Esq.

enclosures

cc:	Thomas E. Hornish, Outdoor Channel, Inc.
Thomas D. Allen, Outdoor Channel, Inc.
Katherine C. Lee, Outdoor Channel, Inc.
Stephen Stieneker, Kroenke Sports & Entertainment, LLC
Andrew J. Nussbaum, Esq., Wachtell, Lipton, Rosen & Katz
Martin J. Waters, Esq., Wilson Sonsini Goodrich & Rosati PC